UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Allstar Restaurants
(Name of Registrant as Specified In Its Charter)

000-52763
(Commission File Number)

Nevada	20-2638087
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

24th Floor, Building A, Zhengxin Mansion
 No. 5 of 1st Gaoxin Road
Xi’an, the People’s Republic of China 710075
 (Address of Principal Executive Offices)

Tel: 86-29-82098908
 (Registrant’s Telephone Number)

This Information Statement is being mailed on or about February 19, 2010, by Allstar Restaurants (the "Company") to the holders of record of shares of its common stock.   This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

The Company entered into and closed a merger agreement and plan of reorganization (the “Merger Agreement”) with Allstar Acquisitions Co., a Delaware corporation and wholly-owned subsidiary of the Company, Terry Bowering, the controlling shareholder of the Company, China Qinba Pharmaceuticals, Inc., a Delaware corporation (“China Qinba Pharmaceuticals”) that controls Xi’an Pharmaceuticals, a PRC company (“Xi’an Pharmaceuticals”) through contractual agreements between Xi’an Pharmaceuticals and China Qinba Pharmaceuticals’s wholly owned subsidiary, Xi’an Development Co., Ltd. (“Xi’an Development”), and the shareholders who collectively own a majority shares of China Qinba Pharmaceuticals (the “Majority Qinba  Shareholders”).

In connection with the consummation of the Merger Agreement, Mr. Terry Bowering resigned as Chief Executive Officer of the Company, Mr. Guozhu Wang was appointed to serve as Chief Executive Officer and director of the Company, Mr. Lei Tao was appointed to serve as Chief Financial Officer of the Company and Mr. Guiping Zhang was appointed to serve as the President of the Company.

Additionally, in connection with the consummation of the Merger Agreement, Mr. Terry Bowering shall resign as a director of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Mr. Lei Tao, Mr. Zaizhi Cheng, Mr. Xiaogang Zhu, and Mr. Michael Segal will be added as new directors of the Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On February 12, 2010, the Company entered into and closed a merger agreement and plan of reorganization (the “Merger Agreement”) with Allstar Acquisitions Co., a Delaware corporation and wholly-owned subsidiary of the Company(“Acquisition Subsidiary”), Terry Bowering, the controlling shareholder of the Company (“Parent Controlling Shareholder”), China Qinba Pharmaceuticals, Inc. (“China Qinba Pharmaceuticals”), a Delaware corporation that controls Xi’an Pharmaceuticals, a PRC company (“Xi’an Pharmaceuticals”), through contractual agreements between Xi’an Pharmaceuticals and China Qinba Pharmaceuticals’s wholly owned subsidiary, Xi’an Development Co., Ltd. (“Xi’an Development”), and the shareholders who collectively own a majority shares of China Qinba Pharmaceuticals (the “Majority Qinba  Shareholders”).

Pursuant to the Merger Agreement, China Qinba Pharmaceuticals merged with and into the Acquisition Subsidiary, and all of the shareholders of China Qinba Pharmaceuticals exchanged their shares for an aggregate of 33,600,000 shares of newly issued common stock of the Company. In addition, pursuant to a share exchange agreement dated February 12, 2010, the Parent Controlling Shareholder transferred 5,100,000 shares of the Company’s common stock for cancellation in exchange for 100% of the issued and outstanding shares of China Doll Foods Ltd., a wholly owned subsidiary of the Company.

In connection with the consummation of the Merger Agreement, Mr. Terry Bowering resigned as Chief Executive Officer of the Company, Mr. Guozhu Wang was appointed to serve as Chief Executive Officer and director of the Company, Mr. Lei Tao was appointed to serve as Chief Financial Officer of the Company, and Mr. Guiping Zhang was appointed to serve as the President of the Company.

Additionally, in connection with the consummation of the Merger Agreement, Mr. Terry Bowering shall resign as a director of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Mr. Lei Tao, Mr. Zaizhi Cheng, Mr. Xiaogang Zhu, and Mr. Michael Segal will be appointed as new directors of the Company.

As a result of the above-mentioned merger transactions, (i) China Qinba Pharmaceuticals became a wholly-owned subsidiary of the Company, (ii) the Company acquired the business of Xi’an Pharmaceuticals as its sole business, and (iii) China Doll was spun off from the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 75,000,000 shares of common stock, of which 38,450,000 will be issued and outstanding upon consummation of the Merger Agreement.

Security Ownership of Certain Beneficial Owners and Management

Upon the consummation of the Merger Agreement on February 12, 2010, the following table sets forth certain information that would exist as of February 12, 2010 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock
Guozhu Wang Director and Chief Executive Officer	5,913,600	15.38%
Lei Tao Director and Chief Financial Officer	0	--
Guiping Zhang President	5,227,200	13.59%
Zaizhi Cheng Independent Director	0	--
Xiaogang Zhu Independent Director	0	--
Michael Segal Independent Director	0	--
All officers and directors as a group (6 persons)	11,140,800	28.97%

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information regarding the persons who have and will become directors and executive officers of the Company pursuant to the Merger Agreement:

Guozhu Wang – Chief Executive Officer and Director
Lei Tao – Chief Financial Officer and Director
Guiping Zhang – President
Zaizhi Cheng – Independent Director
Xiaogang Zhu – Independent Director
Michael Segal – Independent Director

To the best of the Company’s knowledge, the incoming directors and executive officers are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the incoming or existing directors or executive officers of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Set forth below is certain information with respect to the above-named officers and directors:

GUOZHU WANG – Chief Executive Officer. Mr. Wang was appointed Chief Executive Officer of Allstar Restaurants/China Qinba Pharmaceuticals on February 12, 2010. Mr. Wang has been China Qinba Pharmaceuticals’ CEO on November 5, 2008 and China Qinba Pharmaceuticals' Chairman since November 15, 2008. He was also Chairman of Xi’an Pharmaceuticals since August 2007. Mr. Wang served as Chairman of the Board at Shandong Cide Pharmaceuticals, Inc., where he was in charge of overall operations of the company from May 2004 until August 2007. Mr. Wang was also employed at Jilin Aodong Medicine Industry Group Co., Ltd., Shandeng Sales Company as General Manager in charge of sales from May 2003 until May 2004.

GUIPING ZHANG – President. Mr. Zhang was appointed president of China Qinba Pharmaceuticals on February 12, 2010. Mr. Zhang has been the China Qinba Pharmaceuticals’ General Manager since November 5, 2008 and a Director of China Qinba Pharmaceuticals since November 15, 2008. From August 2007 to November 2008, Mr. Zhang was General Manager and Vice President with Xi’an Pharmaceuticals and responsible for the overall operations and management of the Xi’an Pharmaceuticals. He was Chairman of the Board of Xi’an Pharmaceuticals from 2001 through August 2007.  Mr. Zhang attended Shandong University majoring in Micro-organism Engineering and graduated in July 1989.

TAO LEI – Chief Financial Officer, Director. Mr. Lei was appointed Chief Financial Officer of China Qinba Pharmaceuticals on February 12, 2010.  Prior to his appointment Mr. Lei was CFO of Xi’an Pharmaceuticals since May of 2009.  Previous to Mr. Lei’s employment with Xi;an Pharmaceuticals, Mr. Lei was employed with Shaanxi Baifu Investment Company from April 2006 to May 2009 as CFO.  Mr. Lei was the Finance Manager of Xi’an Zhonghui Shopping Mall from June 2000 to March 2006.  After completing his Accounting degree in 1996 from Xi’an Union University, Mr. Lei obtained his Auditor designation in 1997and his Accountant designation in 1998.

ZAIZHI CHENG – Director. From January 2005 to December 2009, Mr. Cheng was employed with Shandong Tianyue Pharmaceuticals Co., Ltd., as Chief Financial Officer. From January 2003 to December 2004, Mr. Cheng was employed with Shandong Fangzhou Mi Co., Ltd., as Chief Financial Officer. From May 2001 to December 2002, Mr. Cheng was employed with Guangdong Zhongshan Xiaoya Jinglin Air Conditioner Factory, as Executive Vice President. From May 1997 to May 2001, Mr. Cheng was employed with Shandong Yinchu Industry Co., Ltd., as Chief Financial Officer.   Mr. Cheng majored in accounting and received his diploma from Shandong University.

XIAOGANG ZHU – Director. Mr Zhu is currently employed with China Recycling Energy Corp as General Manager and is also employed with Xi’an TCH Energy Technology Co. Ltd. as Chief Executive Officer.  Mr Zhu has held these positions since 2007.  From 2005 to 2007, Mr. Zhu was employed with China Natural Gas, Inc. as Chief Financial Officer as well as the Chief Financial Officer of Xi’an Xilan Natural Gas Co., Ltd. From 2000 to 2005, Mr. Zhu was employed with Xi’an Dapeng Biological Technology Co., Ltd. as Vice General Manager.  Mr. Zhu was graduated from Shaanxi Institute of Finance and Economics, whose major was Accounting, with a designation of Senior Accountant.

MICHAEL SEGAL – Director. Since 2001, Mr. Segal has been President of Segal Cirone Services Inc., a financial consulting company that advises institutions, banks and high net worth individuals.  He was a Principal, Options Compliance Principal and Branch Office Manager of Whitaker Securities LLC, a member of the Financial Industry Regulatory Authority (FINRA) from October 23, 2006 until October 2009.  Prior to that, Mr. Segal had served as President of Alexander Westcott & Co., Inc., a Broker/Dealer registered with NASD and Secretary of the board of directors of its parent company, the Financial Commerce Network Inc., a public company.  He is also individually registered as a Commodity Trading Advisor with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA) and a founding member of the Managed Funds Association. Mr.

Segal received a B.B.A. in marketing and economics from the University of Miami in Florida.  Mr. Segal sits on the board of directors of China Agri Business Inc. (CHBU.BB) and China Power Equipment Inc. (CPQQ.BB) public traded companies on the US OTC Bulletin Board. Additionally Mr. Segal sits on the board of directors of the following privately held companies:  Asia Nutracueticals Consulting Co. Ltd.; China America Holdings LLC; Asia Carbon Black Inc.; and SunGame Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended March 31, 2009, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May 2008 China Qinba Pharmaceuticals issued 6,250,000 shares of our common stock to our three founders in consideration for services in connection with our formation and organization. We issued Ms. Chen Xi Huang Wong 966,250 shares, ValueRich, Inc., a consultant with whom we have a consulting arrangement 1,406,250 shares and Bo Chen, a principal shareholder 3,437,500 shares, which represents 10.84% of our outstanding common shares.

In 2008, in exchange for executing the Management Entrustment Agreement, the shareholders of Xi’an Pharmaceuticals received 25,000,000 shares of China Qinba Pharmaceuticals, Inc. common stock and some of the China Qinba Pharmaceuticals officers and directors are officers and directors of Xi’an Pharmaceuticals. Guozhu Wang and Guiping Zhang received 7,250,000 and 6,750,000 shares of China Qinba Pharmaceuticals common stock in connection with such transaction, which represented 22.87% and 21.29% of China Qinba Pharmaceuticals' outstanding shares of common stock.

In November 2008 China Qinba Pharmaceuticals issued 200,000 shares of its common stock to Ms. Chen Xi Huang Wong in exchange for her capital contribution of $500,000.

As part of a private placement that was conducted from September 2008 and ending December 2008 we issued 250,000 shares of our common stock at $.04 per share to 36 investors. Lap Keung Wong, the husband of Ms. Chen Xi Huang Wong was issued 43,750 shares in connection with the offering.  Joseph Visconti, the CEO and President of ValueRich, Inc. was issued 5,000 shares in connection with such offering and his son and father were each issued 2,500 shares in connection with such offering.

In December 2009 China Qinba Pharmaceuticals cancelled 3,700,000 shares of our common stock that had been issued to China Qinba Pharmaceuticals' three founders in consideration for services not performed.  We cancelled ValueRich Inc.’s  1,406,250 shares, Ms. Chen Xi Haung Wong's 966,250 shares, and Mr. Bo Chen's 1,227,500 shares.

Pursuant to the Merger Agreement, China Qinba Pharmaceuticals merged with and into the Acquisition Subsidiary, and the shareholders of China Qinba Pharmaceuticals exchanged their shares for an aggregate of 33,600,000 shares of newly issued common stock of the Company. In addition, pursuant to a share exchange agreement dated February 12, 2010, the Parent Controlling Shareholder transferred 5,100,000 shares of the Company’s common stock for cancellation in exchange for 100% of the issued and outstanding shares of China Doll Foods Ltd.

The table below sets forth our significant stockholders and their relationships with Xi’an Pharmaceuticals.

Name	Position/Interrelationship
Guozhu Wang
Chairman and Chief Executive Officer of Allstar Restaurants, China Qinba Pharmaceuticals, and Xi’an Pharmaceuticals, stockholder of Allstar with 15.38% of our common stock; Director of Xi’an Development with right to vote Xi’an Pharmaceuticals shares under the terms of the Voting Proxy Agreement.

Guiping Zhang
President of China Qinba Pharmaceuticals and Xi’an Pharmaceuticals, stockholder of Allstar Restaurants with 13.59% of our common stock; Director and General Manager of Xi’an Development with right to vote Xi’an Pharmaceuticals shares under the terms of the Voting Proxy Agreement.

Other than as disclosed above, there have been no other transactions since the beginning of our last fiscal year or any currently proposed transactions in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

As of December 19, 2008, we have adopted our charters to the following committees of the Board of Directors with membership to be announced upon the appointment of independent Directors.

Audit Committee

Our audit committee will consist of our independent directors upon appointment.  The Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of our independent directors upon appointment.

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;

●	reviewing and making recommendations to the board with respect to the compensation of our directors;

●
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

●
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of our independent directors upon appointment.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the board the directors to serve as members of the board’s committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as

●	our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

●	To the best of our knowledge, none of the following ever occurred to any of our directors and officers.

(1)   Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)   Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)   Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)   Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Code of Ethics

We currently have a code of ethics that applies to our officers, employees and directors, including our Chief Executive Officer and senior executives.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors, and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated. Our affiliates are in no way prohibited from undertaking such activities, and neither we nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities. We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Mr. Zaizhi Cheng, Mr. Xiaogang Zhu, and Mr. Michael Segal will be independent directors of the Company on or about the tenth day after the mailing of this Schedule 14f-1. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

Since the end of its fiscal year on December 31, 2009, the Board of Directors has not met for either a regularly scheduled or special meeting but has acted by written consent once.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

SUMMARY COMPENSATION TABLE

The following Executive Compensation Chart highlights the compensation for our executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

Compensation of Directors and Executive Members
Long Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#) (#)	LTIP Payouts ($)	All Other Compensation ($)
Terry Bowering, Director (former CEO)(1)	2009 2008 2007	$ $ $	63,140 42,000 0	$ $ $	0 0 0	$ $ $	0 0 0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Guozhu Wang, Director and CEO(2)	2009 2008 2007	$ $ $	5,242 4,392 1,089	$ $ $	0 0 0	$ $ $	0 0 0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Guiping Zhang, President(2)	2009 2008 2007	$ $ $	5,769 5,710 5,069	$ $ $	0 0 0	$ $ $	0 0 0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Teo Lei CFO(2)	2009 2008 2007	$ $ $	1,581 0 0	$ $ $	0 0 0	$ $ $	0 0 0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)
Terry Bowering resigned as our Chief Executive Officer, on February 12, 2010, and shall remain a Director until the expiration of the ten day period following the mailing of this Schedule 14f-1 to the Company’s shareholders.

(2)
These amounts represent compensation paid by China Qinba Pharmaceuticals and its subsidiaries.  As of the Closing of the Merger Agreement we executed employment agreements with our CEO, President and CFO. The employment agreements are for a term of two years.  The employment agreements will provide for annual salaries and annual bonuses in amounts not less than the amounts set forth in the table above.

Option Grants
We do not maintain any equity incentive or stock option plan. Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.

Employment Agreements

As of the Closing, we executed employment agreements with each of our executive officers, specifically, Guozhu Wang, our Chief Executive Officer; Guiping Zhang, our President and Teo Lei, our Chief Financial Officer. Each employment agreement has a term of two years.

On January 1, 2010, we entered into a two year Employment Agreement with Guozhu Wang to serve as our Chief Executive Officer. The Agreement provides for an annual salary of USD$5,095 and an annual bonus of  up to 50% of the executive’s annual salary.

On January 1, 2010, we entered into a two year Employment Agreement with Guiping Zhang to serve as our President. The Agreement provides for an annual salary of USD$5,622 and an annual bonus of up to 50% of the executive’s annual salary.

On January 1, 2010, we entered into a two year Employment Agreement with Tao Lei to serve as our Chief Financial Officer. The Agreement provides for an annual salary of USD$4,392 and an annual bonus of up to 50% of the executive’s annual salary.

Outstanding Equity Awards

None.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. Decisions regarding compensation will be determined by our compensation committee once established; our compensation committee will consist of our three independent directors effective upon the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2009. No stock options were exercised during the fiscal year ended December 31, 2009.

Compensation of Directors

As of December 31, 2009, there are no other arrangements, standard or otherwise, with any director or officer wherein the director or officer is compensated other than as stated above.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTAR RESTAURANTS

February 19, 2010	/s/ Guozhu Wang
Guozhu Wang
Chief Executive Officer